Filed Pursuant to Rule 433

Registration No. 333-132911

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Notes

Linked to the 30-Year/10-Year U.S. Dollar

Constant Maturity Swap Rates

due July 2018

(the “Notes”)

US$1,000 principal amount per unit

Private Offering Notice

Summary Terms

The Notes:

•

The Notes are designed for investors who wish to receive current income in the form of quarterly interest, where the amount of such interest depends on the amount by which the 30-year U.S. Dollar Constant Maturity Swap Rate exceeds the 10-year U.S. Dollar Constant Maturity Swap Rate as of the applicable interest determination date.

•	100% principal protection on the maturity date or date of early redemption.

•

The Notes are made available to each investor outside of the United States in a minimum initial investment of US$50,000 (US$100,000 for residents of the European Economic Area), and subject to any other restrictions, as may be applicable to an investor under the private offering rules of any jurisdiction outside of the United States.

•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and will be part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No. .

•	The settlement date for the Notes is expected to be July , 2008.

•	For any quarter for which interest shall be payable on the Notes, we will pay such interest on the day of January, April, July and October of each year, beginning in October 2008.

•	During the four initial quarterly interest periods, interest on the $1,000 principal amount per unit of the Notes will accrue at 9.00% per annum.

•

During each subsequent quarterly interest period beginning on July     , 2009, interest on the $1,000 principal amount per unit of the Notes will accrue at a rate per annum that will equal the amount by which the 30-year U.S. Dollar Constant Maturity Swap Rate exceeds the 10-year U.S. Dollar Constant Maturity Swap Rate on the applicable interest determination date, expressed as percentages, multiplied by 50. The interest payable on the Notes will be subject to a cap that will be between 8.00% and 16.00% per annum. The actual cap will be determined on the pricing date and set forth in the final pricing supplement made available in connection with sales of the Notes. In no event will interest payable on the Notes be less than 0.00% per annum.

Payment on the maturity date:

•

Unless earlier redeemed, for each $1,000 principal amount per unit of the Notes, an investor will receive on the maturity date an amount equal to the $1,000 principal amount per unit, plus any accrued and unpaid interest.

Early redemption:

•

The Notes may be redeemed on any quarterly interest payment date on or after July     , 2009 upon at least five business days’ notice to the trustee. In the event the Notes are redeemed, an investor will receive a cash amount per unit equal to the $1,000 principal amount per unit plus any accrued and unpaid interest to but excluding the date of redemption.

The Notes, the subject of the attached offering document (the “Offering Document”), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Notes are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the “Company”).

No Prospectus (as defined in the EU Prospectus Directive) will be prepared in connection with the Notes. Accordingly, the Notes may not be offered to the public in any European Economic Area (“EEA”) member state and any purchaser of the Notes who subsequently sells any of their Notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive as implemented in that member state.

The discussion contained in the Offering Document relating to the tax implications of investing in the Notes not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the Notes.

This Notice and the Offering Document have been provided by the Company for informational purposes only. Prospective investors should not treat the contents of this Notice or the Offering Document as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Notes. Attention is drawn in particular to the risk factors set forth on page PS-7 of the attached Preliminary Pricing Supplement and pages S-3 to S-4 of the MTN Prospectus Supplement included in the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited (“MLIB”), which is authorized and regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), which is handling the sale of the Notes, has no place of business in the United Kingdom and is not regulated by the Financial Services Authority. Therefore, with respect to any action taken by MLPF&S, the regulatory regime governing an investor’s rights will be different than that of investors’ rights in the United Kingdom, and the United Kingdom rules for the protection of private investors and the United Kingdom Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for United Kingdom investors.

Investors should also note the following:

(a)        The Notes are denominated in United States dollars. Investors that purchase Notes with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

(b)        Investment in the Notes may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Notes and the suitability of purchasing the Notes in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

(c)        Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of the Notes.

(d)        MLPF&S or one of its affiliates may be the only market maker, if any, in the Notes.

(e)        A selling concession of 1.50% of the public offering price is included in the terms of the Notes and is payable to the Merrill Lynch & Co., Inc. and its affiliates. If MLPF&S or its affiliates make a market in the Notes, it may apply a sales charge (i.e., a mark-up or a mark-down, as the case may be, calculated as a percentage of the market value of the Notes), details of which will be disclosed, upon request, to investors buying/selling the Notes from/to MLPF&S or its affiliates in the secondary market.

Circular 230 Legend. Any discussions of United States federal income tax matters contained in the Offering Document (a) were not intended or written to be legal or tax advice to any person and were not intended or written to be used, and cannot be used, by any person for the purpose of avoiding any tax-related penalties that may be imposed on such person, and (b) were written to support the promotion or marketing of the Notes by the Company. Each person considering an investment in the Notes should seek advice based on its particular circumstances from an independent tax advisor.

Notwithstanding anything to the contrary contained herein, each prospective investor (and each employee, representative, or other agent of each prospective investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Notes and all materials of any kind that are provided to the prospective investor relating to such tax treatment and tax structure (as such terms are defined in Treasury Regulation Section 1.6011-4). This authorization of tax disclosure is retroactively effective to the commencement of discussions between the Company or its representatives and each prospective investor regarding an investment in the Notes.

The date of this Notice is June 16, 2008.

This Notice supplements the Preliminary Pricing Supplement, dated June 16, 2008 and the MTN Prospectus Supplement,

General Prospectus Supplement and Prospectus, each dated March 31, 2006.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this offering notice relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov . Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the prospectus if you so request by calling toll-free 1-866-500-5408.